UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

        (Check One):(X)Form 10-K ( )Form 20-F ( )Form 11-K ( )Form 10-Q
                                 ( )Form N-SAR

                        For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
        ____________________________________________________________



                        PART I -- REGISTRANT INFORMATION


XXIS, Corp.
Full Name of Registrant
_____________________________
Former Name if Applicable

601 Jefferson Davis Highway, Suite 201
Address of Principal Executive Office (Street and Number)

Fredericksburg, VA  22401
City, State and Zip Code









                       PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( ) (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(x) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( )(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company requires additional time to file the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 to be filed by the Company, due to the merger and disciplining the different entities financial statements and performing an audit for the period.

                          PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Walter H.C. Drakeford        (540)                    361-7090
     (Name)                (Area Code)            (Telephone number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). (X)Yes ( )No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
( )Yes  (X)No





XXIS, Corp.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 29, 2002

By:/s/ Walter H.C. Drakeford
Walter H.C. Drakeford, Interim President
XXIS, Corp.